Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ’Company’)

Summit Nominates New Mechanism Antibiotic SMT-571 as its Lead Clinical Candidate for the Treatment of Gonorrhoea

•	SMT-571 Designed to Exploit Novel N. gonorrhoeae Target Identified by Discuva Platform

•	Details Presented at ESCMID/ASM Conference

•	New Corporate Website Launched Highlighting Summit’s Antibiotic Innovation

Oxford, UK, and Cambridge, MA, US, 5 September 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), a leader in new mechanism antibiotic innovation, today announces that it has nominated SMT-571 as its lead clinical candidate from its first gonorrhoea series. New mechanism antibiotics are important in the fight against gonorrhoea, as the pathogen is becoming increasingly resistant to the only recommended treatment option. Just last week, the US Centers for Disease Control and Prevention (‘CDC’) reported preliminary data that gonorrhoea cases in the US increased by 67% between 2013 and 2017 and with resistant cases on the rise, the CDC stated that additional treatment options for gonorrhoea are urgently needed.

In in vitro studies, SMT-571 killed N. gonorrhoeae through a novel target involved in cell division, which was identified using Summit’s Discuva Platform. SMT-571 has demonstrated potent in vitro activity against clinical isolates of N. gonorrhoeae, including multi-drug resistant strains. With the nomination, Summit is progressing SMT-571 into investigational new drug (‘IND’)-enabling studies. The Company plans to initiate a Phase 1 clinical trial of SMT-571 in the second half of 2019. The development SMT-571 is supported by a CARB-X award worth up to $4.5 million and granted in July of this year, which covers its development through the end of the Phase 1 clinical trial subject to certain milestones being met.

“We believe our new science and new way of thinking together enable our goal to develop the right drug for the right pathogen and create opportunities for success,” said Dr David Roblin, President of R&D of Summit. “SMT-571 is being developed specifically for gonorrhoea, meaning that it is designed to have both a targeted spectrum of activity and be tailored to meet the needs of patients with gonorrhoea.”

SMT-571 is designed to be an oral treatment for gonorrhoea and to have activity across the three sites of gonorrhoea infection: genital, rectal and pharyngeal.

Details of SMT-571 are being presented at the ESCMID/ASM Conference on Drug Development to Meet the Challenge of Antimicrobial Resistance taking place 4-7 September in Lisbon, Portugal. A copy of the poster is available in the Publications section of the Company’s website, www.summitplc.com.

In addition, Summit launched a new corporate website today at www.summitplc.com to highlight the Company’s innovation in antibiotics, including its gonorrhoea programme.

About Gonorrhoea

It is estimated by the World Health Organization (‘WHO’) that there are approximately 78 million new cases of gonorrhoea globally per year. Neisseria gonorrhoeae has consistently developed resistance to each class of antibiotics recommended for treatment and there is now only one treatment recommended by the CDC, a combination of two antibiotics. There are currently no other recommended antibiotics that can be effectively deployed to target the disease. The WHO ranks as “High” the priority of R&D investment into the search for antibiotics which are effective against Neisseria gonorrhoeae and in August 2018, the CDC stated that in light of increased problems with resistance, additional treatment options were urgently required.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients, and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for C. difficile infection and gonorrhoea and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

The development of SMT-571 is supported by the Cooperative Agreement Number IDSEP160030 from ASPR/BARDA and by an award from Wellcome Trust. The contents of this announcement are solely the responsibility of the authors and do not necessarily represent the official views of the HHS Office of the Assistant Secretary for Preparedness and Response, Wellcome Trust, CARB-X or its funders.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel: 44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)	+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel: +44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Panmure Gordon (Joint Broker)	Tel: +44 (0)20 7886 2500
Freddy Crossley, Corporate Finance James Stearns, Corporate Broking

MSL Group (US)	Tel: +1 781 684 6557
Jon Siegal	summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel: +44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /	summit@consilium-comms.com
Lindsey Neville

Summit Forward-looking Statements

Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits of the CARB-X award, including whether the option segments will be exercised, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialisation of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2018. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.

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